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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street, Ste. 2800

(No. and Street)



Boston MA 02110

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino 617-747-0154

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street Boston MA 02110

(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public



COLLEEN M. BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

DETWILER FENTON & CO.

INDEX

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Detwiler Fenton & Co.:

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2010

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

DETWILER FENTON & CO.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 2,463,503
Deposit with clearing organization (Note 3)	75,000
Commissions and other receivables	896,968
Employee receivables (Note 2)	289,120
Deferred income taxes receivable (Note 6)	41,364
Fixed assets, net (Note 4)	294,374
Due from affiliate	165,526
Prepaid expenses and other assets	223,494
Total Assets	$ 4,449,349

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Salaries, bonuses and commissions payable (Note 5)	$ 2,135,396
Accounts payable and accrued liabilities	240,597
Income taxes payable (Note 6)	4,526
Total Liabilities	2,380,519
Commitments and contingencies (Notes 4, 5, 8 and 10)	
STOCKHOLDER'S EQUITY (Note 3)	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,628,009
Retained deficit	(690,742)
Total Stockholder's Equity	2,068,830
Total Liabilities and Stockholder's Equity	$ 4,449,349

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 14,679,004
Private placement fees	468,336
Interest, fees and other	445,218
Total revenues	15,592,558
EXPENSES:	
Compensation and benefits (Note 5)	10,790,225
Administrative service fees to Parent (Note 11)	1,282,613
General and administrative	1,237,962
Occupancy, communications and systems (Note 4)	1,406,557
Execution costs	908,568
Private placement transaction costs	34,984
Total expenses	15,660,909
Loss before income taxes	(68,351)
Income tax expense (Note 6)	(31,818)
Net loss	$ (100,169)

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
December 31, 2008	$ 131,563	$ 2,578,240	$ (590,573)	$ 2,119,230
Capital contribution from Parent - stock-based compensation	-	49,769	-	49,769
Net loss	-	-	(100,169)	(100,169)
December 31, 2009	$ 131,563	$ 2,628,009	$ (690,742)	$ 2,068,830

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (100,169)
Adjustments to reconcile net loss to net cash used in operating activities:	
Stock-based compensation	49,769
Depreciation and amortization	110,822
Deferred income tax provision	12,492
Changes in:	
Commissions and other receivables	(564,680)
Employee receivables	(289,120)
Due from affiliate	(165,526)
Prepaid expenses and other assets	8,072
Salaries, bonuses and commissions payable	526,486
Accounts payable and accrued liabilities	(6,744)
Income taxes payable	(105,192)
Due to affiliate	(138,545)
Net cash used in operating activities	(662,335)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(96,402)
Maturity of certificate of deposit	1,522,000
Net cash provided by investing activities	1,425,598
Net increase in cash and cash equivalents	763,263
Cash and cash eqivalents at beginning of year	1,700,240
Cash and cash equivalents at end of year	$ 2,463,503
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash payment for Federal income taxes to Parent	$ 109,718
Cash payments for state income taxes	$ 14,800

See accompanying notes to financial statements.

DETWILER FENTON & CO.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer with channel research, institutional and private client commission revenues, and investment advisory and private placement business activities. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is headquartered in Boston, Massachusetts and has offices in California, Connecticut, New York and Pennsylvania.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents — Cash equivalents include financial instruments with an original maturity of three months or less. The Company maintains cash and cash equivalent deposits in excess of federally insured limits at financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Commissions Receivable — The Company carries its commissions receivable, which principally represent commissions earned for the current month, at cost less an allowance for doubtful accounts when required. Based on management's review of its commissions receivable balances, no allowance for doubtful accounts is considered necessary.

Employee Receivables — The Company carries employee receivables, which primarily represent loans extended to certain employees under terms of their employment agreements. The principal is forgivable on an annual basis over a four-year period ending in October 2013 subject to each respective employee remaining in good standing with the Company. The forgiveness of the principal on the loan receivable is recorded within compensation and benefits expenses.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years.

Due from/to Affiliate — From time to time, the Company may extend or receive working capital to or from its Parent for services provided or for other investment activities. Such amounts are unsecured and are generally repaid from the operating cash flow of each company, if available.

Fair Value of Other Financial Instruments — The Company does not record any assets or liabilities at fair value on either a recurring or non-recurring basis.

Bonuses Payable — Bonuses are recognized as earned and/or vested to employees.

Commissions and Execution Costs — Commission revenues and expenses and related execution costs are recorded on a trade date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

Investment Advisory and Private Placement Fees — Generally, investment advisory fee revenues are based on a percentage of asset balances at the end of each calendar quarter, and are accrued as earned. Private placement fees result from the direct sale of securities and/or partnership interests to investors. Private placement revenues are recognized when earned upon the closing of a transaction.

Income Taxes — Income tax liabilities arise from charges to the statement of operations for the estimated income taxes payable by the Company for the current year.

Deferred income taxes receivable are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred income tax assets will not be realized. The Company participates in the filing of consolidated Federal and state income tax returns of its Parent.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2009.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule"). Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $158,701 at December 31, 2009. The Company's net capital was $1,018,827 or $860,126 in excess of its minimum net capital requirement at December 31, 2009.

Detwiler Fenton & Co. is a fully disclosed broker-dealer with NFS. At December 31, 2009, the minimum net capital requirement with NFS was $250,000. In addition, the Company maintains a clearing deposit of $75,000 with NFS at December 31, 2009.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets, net at December 31, 2009 follow:

Furniture and equipment	$ 423,542
Leasehold improvements	40,049
	463,591
Less accumulated depreciation and amortization	(169,217)
	$ 294,374

Depreciation and amortization expense was $110,822 for the year ended December 31, 2009.

4. FIXED ASSETS, NET (CONCLUDED)

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2009 follow:

2010	$	615,788
2011		611,688
2012		609,966
2013		302,400
Total	$	2,139,842

Total rent expense, including real estate taxes and utilities, was $752,338 for the year ended December 31, 2009.

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Salaries, bonuses and commissions payable at December 31, 2009 are comprised of the following:

Capital markets - current bonus	$	710,000
Capital markets - current commissions		515,735
Capital markets - accrued, contingent deferred bonus		493,469
Private client - current commissions		167,915
Private placements - current commissions		71,815
Salaries and employer FICA accruals - current		176,462
	$	2,135,396

Capital markets sales employees earn compensation based upon the level of gross commission revenues generated with quarterly pay-outs ranging from 17% to 25%. Capital markets research employees earn bonuses based upon net commission revenues with salary and other costs allocated 70% to a current pool and 30% to a deferred pool.

Deferred bonus payments are contingent upon continuing employment of the employee and are paid in equal installments over a three-year vesting period beginning the following year. The unvested contingent deferred bonuses are recognized in compensation expense over the vesting period on a straight line method and are forfeited by any employee upon termination. If there is a general reduction in the workforce of the Company, such as a layoff, unvested contingent deferred bonuses will become payable to employees 60 days after termination of employment.

There are significant, unrecorded, contingent deferred bonuses yet to be recorded in the financial statements of the Company. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2009 was $710,278 before related income tax effects.

DETWILER FENTON & CO.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE (CONCLUDED)

Activity in accrued, contingent deferred bonus payable for the year ended December 31, 2009 follows:

Balance at beginning of year	$ 538,044
Additions from the accrual of the unrecorded contingent deferred bonus	393,147
Payments	(437,722)
Balance at end of year	$ 493,469

6. INCOME TAXES

The income tax expense for the year ended December 31, 2009 follows:

Current:	
Federal	$ 4,526
State	14,800
Deferred	12,492
Total income tax expense	$ 31,818

Actual income tax expense differs from the amount "expected" using the statutory Federal tax rate for the year ended December 31, 2009 as follows:

Expected income tax benefit using statutory Federal income tax rate of 34%	$ (23,239)
Effects of:	
Stock-based compensation	16,921
State income taxes, net of Federal tax benefit	11,712
Meals and entertainment expenses	21,621
Private placement transaction costs	4,795
Other	8
Income tax expense	$ 31,818

Components of deferred income taxes receivable at December 31, 2009 follow:

Deferred compensation	$ 29,442
Depreciation	4,927
Accrued liability	6,995
Total deferred income taxes receivable	$ 41,364

The Company has determined that it is more likely than not that the deferred income tax assets will be realized through future taxable income. The Company participates in the filing of consolidated Federal and state income tax returns of its Parent.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50 percent of their compensation subject to certain limits based on Federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2009, the Company's matching contribution expense attributable to the Plan was $181,317 and forfeitures totaled $7,743.

8. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings and claims which arise in the normal course of its business. Management believes that resolutions of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2009, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. RELATED PARTY TRANSACTIONS

The Company receives certain executive, financial, computer systems and support, human resources and compliance services from the Parent which employs approximately six full and part-time employees. Such services are provided to the Company by the Parent in accordance with an expense sharing agreement. For the year ended December 31, 2009, the Company incurred $1,282,613 in expenses for such services representing the actual costs incurred by the Parent.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

DETWILER FENTON & CO.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AT DECEMBER 31, 2009

NET CAPITAL:	
Total stockholders' equity	$ 2,068,830
Less non-allowable assets:	
Employee receivables	(289,120)
Accounts receivable	(20,001)
Due from affiliate	(165,526)
Fixed assets	(294,374)
Prepaid expenses and other assets	(223,494)
Deferred income taxes receivable	(41,364)
Other	(16,124)
	(1,050,003)
NET CAPITAL	1,018,827
Minimum Net Capital Requirement of 6 2/3% of aggregate indebtedness of $2,380,519 or $100,000, whichever is greater	(158,701)
EXCESS NET CAPITAL	$ 860,126
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate Indebtedness	$ 2,380,519
Percentage of Aggregate Indebtedness to Net Capital	234%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A Part IIA filing at December 31, 2009.

DETWILER FENTON & CO.
STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2009

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DETWILER FENTON & CO.
STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of
Detwiler Fenton & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler Fenton & Co. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Detwiler Fenton & Co. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2010